KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2006 JUL -3 P 4:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

30 June 2006

Securities and Exchange Commissio
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

06014840

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

SUPPL

DATE	TITLE
	GENERAL ANNOUNCEMENT
31 May 2006	Kuala Lumpur Kepong Berhad ("KLK") Court Of Appeal Civil Appeal No. W-02-285-2006 between Glamour Green Sdn Bhd ("Appellant") and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd } (Respondents)
12 June 2006	Listed Companies' Crop – May 2006
14 June 2006	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Acquisition Of A Subsidiary : PT Mulia Agro Permai ("Proposed Acquisition")
26 June 2006	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Acquisition Of Subsidiary : F. Holm Chemie Handels GmbH
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT, 1965
6 June 2006	Employees Provident Fund Board
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
8 June 2006	Employees Provident Fund Board
9 June 2006	Employees Provident Fund Board
14 June 2006	Employees Provident Fund Board
16 June 2006	Employees Provident Fund Board
20 June 2006	Employees Provident Fund Board
22 June 2006	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\June 2006

Form Version 2.0

General Announcement

Initiated by **MB_CIMB3** on **31/05/2006 04:54:17 PM**
Submitted by **MB_CIMB3** on **31/05/2006 05:13:20 PM**
Reference No **MM-060531-60857**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Non-Mesdaq Market Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: KUALA LUMPUR KEPONG BERHAD
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: LENA BAN
*	Designation	: ASSISTANT MANAGER
*	Contact number	: 03-2084 8895
	E-mail address	: lenaban@cimb.com.my
*	Type	: Announcement

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

COURT OF APPEAL CIVIL APPEAL NO. W-02-285-2006

BETWEEN

GLAMOUR GREEN SDN BHD - APPELLANT

AND

1. AMBANK BERHAD
2. KLK
3. ABLINGTON HOLDINGS SDN BHD ("AHSB") - RESPONDENTS

* **Contents :-**

We refer to the announcement made on 19 May 2006.

On behalf of KLK, we wish to announce that the application to the Court of Appeal made by KLK/AHSB for a stay was heard by the Court of Appeal today and was dismissed.

(This announcement is dated 31 May 2006)

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/06/2006 10:40:23 AM**
Reference No **KL-060612-E8340**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
May 2006

* **Contents :-**

We submit below the crop figures for the month of **May 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	**May**	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	210,128	205,701	**220,615**				
Crude Palm Oil (mt)	32,238	37,201	43,664	41,707	**45,013**				
Palm Kernel (mt)	7,625	9,135	10,331	9,584	**10,562**				
Rubber (kg)	2,204,504	2,311,616	2,141,939	1,107,095	**1,308,012**				

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/06/2006 05:02:49 PM**
Reference No **KL-060614-E6B20**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF A SUBSIDIARY : PT MULIA AGRO PERMAI ("Proposed Acquisition")

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, vide its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn. Bhd. ("KLKPH"), has on 12 June 2006 agreed to acquire 90% of the issued and paid-up share capital of PT Mulia Agro Permai (" PT Mulia") consisting of 2,700 ordinary shares of Rupiah One Million (Rp1,000,000/-) each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD2,025,000/-.

The Proposed Acquisition consists of 2 conditional agreements ("the S&Ps") whereby an 85% equity stake in PT Mulia will be acquired from Budi Martono and the balance 5% from Kok Owen Lesmana.

Details of the Proposed Acquisition

PT Mulia is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp3,000,000,000 comprising 3,000 ordinary shares of Rp1,000,000/- each.

PT Mulia owns approximately 9,055.5 hectares of land with *Hak Guna Usaha* Title in Sampit, Central Kalimantan, Republic of Indonesia ("the Land") which it intends to develop into oil palm plantations in due course.

The total purchase consideration for the Sale Shares of USD2,025,000/- was arrived at on a willing-buyer, willing-seller basis after taking into consideration the value of the land held by PT Mulia. The purchase consideration will be financed by KLK's internally generated funds and will be paid to the Vendors only after all the conditions precedent stated in the S&Ps are fulfilled.

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to, inter alia, the approval of the Indonesian Investment Co-ordinating Board for the conversion of PT Mulia into a foreign investment company and the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net asset and earnings of the KLK Group for the current financial year ending 30 September 2006.

Rationale for the Proposed Acquisition

The Proposed Acquisition will enable KLK to further increase its oil palm plantation area in Indonesia.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **26/06/2006 05:02:07 PM**
Reference No **KL-060626-062F5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY")
PROPOSED ACQUISITION OF SUBSIDIARY - F. HOLM CHEMIE HANDELS GmbH.

* **Contents :-**

Pursuant to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements Paragraphs 9.19(23) and 10.08, KLK wishes to announce the following transaction:

Introduction

KLK's wholly owned subsidiary, KLK Overseas Investments Ltd ("KLKOI"), a company incorporated in the British Virgin Islands, had today entered into a conditional sale and purchase agreement ("SPA") with Taiko Marketing (S) Pte. Ltd. ("TMS"), to acquire from TMS a 100% equity stake in F. Holm Chemie Handels GmbH ("Holm Chemie"), for a cash purchase consideration of Euro 597,395 (approximately RM2,753,991 using an exchange rate of Euro 1 for RM4.61) (hereinafter referred to as "the Proposed Acquisition").

Background

Holm Chemie is a private limited company incorporated in the Federal Republic of Germany in 1993 and is involved in the trading and distribution of oleochemicals in Europe. It has a subscribed capital of Euro 100,000/- consisting of one share with a fully subscribed value of Euro 100,000/- which has been fully paid up. For the year ended 31 December 2005, Holm Chemie recorded annual sales of Euro 13.7 million (Euro 12.2 million in 2004). Holm Chemie has been a wholly owned subsidiary of TMS since 2003. The total cash consideration paid by TMS when it acquired Holm Chemie at that time was Euro 518,000.

Details of the Proposed Acquisition

The SPA is subject to the fulfillment of various conditions, including the completion of a due diligence exercise (legal, financial and commercial) by KLKOI. The Proposed Acquisition does not fall within the class of transactions which requires KLK shareholders' approval.

A deposit equivalent to 10% of the purchase consideration was paid to TMS upon signing of the SPA. The balance 90% of the Purchase Price will be paid to TMS on completion date which is expected to be not later than 25 September 2006.

Purchase Consideration

The purchase consideration of Euro 597,395 was arrived at on a willing buyer willing seller basis.

Funding

The Proposed Acquisition is to be financed through KLK's internally generated funds.

Rationale

The Proposed Acquisition will result in time saved to set up a similar trading and distribution channel in Europe. Holm Chemie is a well known trader and distributor of oleochemicals in Europe.

Upon completion of the Proposed Acquisition, Holm Chemie will become KLK's regional representative office in Europe for its oleochemicals business, which will put KLK closer to its European customers and give KLK better control with respect to growing its presence in the important European markets.

Effects on the Company

The Proposed Acquisition will not have any effect on the share capital of the Company and the substantial shareholders' shareholdings in the Company nor have any material effect on the Net Assets and Earnings per Share of the KLK Group.

Directors' and Major Shareholders' Interests

The Proposed Acquisition is a related party transaction but is not considered material to the KLK Group.

Dato' Lee Soon Hian is a major shareholder of TMS. Dato' Lee Soon Hian is the brother of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian who are both direct/indirect shareholders and deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are both directors of KLK and deemed to be persons connected with Dato' Lee Soon Hian.

Accordingly, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed interested in the Proposed Acquisition. They have both abstained from all Board deliberations and voting on the Proposed Acquisition.

Save as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Proposed Acquisition.

Directors' Statement

Save for Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, the Board of Directors of KLK is of the opinion that the Proposed Acquisition is in the best interest of the KLK Group.

/ska

Tables Section - This section is to be used to create and insert tables. Please make

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/06/2006 04:44:14 PM**
Reference No **KL-060606-FD3C6**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Date interest acquired & no of securities acquired

*	Date interest acquired	: **31/05/2006**
	No of securities	: **1,217,200**
*	Circumstances by reason of which Securities Holder has interest	: **Purchase of shares on open market and accumulation of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	: **36,761,900**
	Direct (%)	: **5.18**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **31/05/2006**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/06/2006 02:58:35 PM**
Reference No **KL-060608-6232E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/06/2006**	* **18,800**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,780,700**
Direct (%)	:	**5.18**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,780,700**
* Date of notice	:	**02/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/06/2006 03:07:11 PM**
Reference No **KL-060609-6EEBB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/06/2006**	* **146,200**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,926,900**
Direct (%)	:	**5.2**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,926,900**
* Date of notice	:	**06/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/06/2006 02:18:58 PM**
Reference No **KL-060614-2943B**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **07/06/2006**	* **919,000**	
Acquired	**08/06/2006**	**123,500**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **37,969,400**
Direct (%) : **5.35**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **37,969,400**

* Date of notice : **08/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/06/2006 03:44:16 PM**
Reference No **KL-060616-A5569**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

RECEIVED
2006 JUL -3 P 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **09/06/2006**	* **500,000**	
Acquired	**12/06/2006**	**800,000**	
Acquired	**12/06/2006**	**263,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,532,400**
Direct (%)	:	**5.57**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**39,532,400**
* Date of notice	:	**12/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/06/2006 03:20:21 PM**
Reference No **KL-060620-8342A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/06/2006**	* **1,700,000**	
Acquired	**14/06/2006**	**1,450,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**42,682,400**
Direct (%)	:	**6.01**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**42,682,400**
* Date of notice	:	**14/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/06/2006 02:31:23 PM**
Reference No **KL-060622-39330**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/06/2006**	* **300,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **42,982,400**
Direct (%) : **6.05**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **42,982,400**

* Date of notice : **16/06/2006**